Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 18, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Intelsat Global Holdings S.A.

Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Intelsat Global Holdings S.A. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form its Registration Statement on Form F-1 (the “Registration Statement”) in connection with the proposed initial public offering of its common shares.

The filing fee in respect of the Registration Statement has been paid by wire transfer to the Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact Brian M. Janson at (212) 373-3588 or the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo
cc:	Phillip L. Spector, Esq.

Intelsat Global Holdings S.A.

Raymond Y. Lin, Esq.

Latham & Watkins LLP